Mail Stop 4561

October 11, 2007

Bahan Sadegh
President and Chief Executive Officer
NETTime Solutions, Inc.
8840 East Chaparral Road, Suite 100
Scottsdale, AZ 85250
By facsimile also at: (480) 296-0395

> **Re: NETTime Solutions, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 27, 2007**
> **File No. 001-10320**

Dear Mr. Sadegh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The consenting shareholders' respective relationships to NETTime Solutions should be described in materially complete detail on page 10. In addition, please describe how you obtained the written consents for the asset sale and the amendment to your Articles of Incorporation. Explain the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Rule 14a-1(l) under the Exchange Act.

2. Revise your information statement generally, including the cover page, to reflect the approval by your shareholders of the amendment to your Articles of Incorporation as well as any other corporate action to which the information statement relates.

3. Although Item 14 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is required by the Item. We particularly note the absence of disclosure required by Items 14(b)(6), (b)(8)-(10) and (c). Please revise your document to provide all of the disclosure required by Item 14.

4. Supplementally provide us with all material, including the board book, provided by Source Capital Group to the board.

5. We note that the amendment to your Articles of Incorporation and the Source Capital fairness opinion are listed in the information statement as exhibits to the Information Statement but neither document has yet been provided. Please include these materials in your revised filing and be advised that we may have further comments once we have an opportunity to review them.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 or Jay Ingram at (202) 551-3397 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal